UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                   No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. (the “Company”) has prepared this Report on Form 6-K to provide investors with certain developments relating to its business.  The information in this Report on Form 6-K supplements information contained in the Company’s Annual Report on Form 20-F (File No. 001-35401) filed with the U.S. Securities and Exchange Commission on April 30, 2012 (the “Form 20-F”).

Expected Capital Expenditures

Set forth below is certain updated information relating to the Company’s expected capital expenditures for 2012.

The Company’s current plans for its cement business contemplate capital expenditures in 2012 of approximately US$88 million for the expansion of its cement production capacity at the Company’s Pacasmayo and Rioja facilities, its project of a new cement plant in Piura, and maintenance. In the second quarter of 2012, the Company finished the expansion of its Pacasmayo facility, and the Company expects the expansion of its Rioja facility to be completed during the first quarter of 2013. Excluding the capital expenditure for the Company’s new cement plant in Piura, the Company expects to spend over the next five years approximately US$20 million per year on recurring capital expenditures necessary to maintain our plants and equipment. For the new cement plant in Piura, the Company estimates a total investment of US$300 million, none of which had been spent as of September 30, 2012.

Royalty Mining Law

Set forth below is certain updated information relating to the Peruvian Royalty Mining Law amended on September 29, 2011 as described under “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Mining Regulations,” “Item 5. Operating and Financial Review and Prospects  — A. Operating and Financial Review and Prospects — Factors Affecting our Results of Operations — New Mining Royalty Tax” and note 27 to the Company’s annual audited consolidated financial statements in the Form 20-F.

In September 2012, the Company and other cement and non-metallic minerals companies filed a second constitutional claim to prevent the tax authority from applying the legal criteria defined in the amended Royalty Mining Law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity. The Company cannot estimate a timeline for the resolution of this claim.

In addition, the Company and the other cement and non-metallic minerals companies have filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable. However, the Company cannot provide any assurance that its interpretation will prevail and the Company cannot estimate a timeline for the resolution of this claim.

On December 26, 2012 and January 24, 2013, the Peruvian tax authority (Superintendencia Nacional de Administración Tributaria) issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which included in the calculation profit obtained from industrial activity, to the year 2008 and the year 2009, respectively, before the amendment was adopted.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this Report on Form 6-K that address activities, events or developments that the Company expects or anticipates to occur in the future. Although the Company believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	February 6, 2013